UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Triple Crown Media, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

89675K102
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89675K102	Page 2 of 10 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HARVEY SANDLER REVOCABLE TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 300,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 300,000
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 89675K102	Page 3 of 10 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 54,578
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 54,578
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,578 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0%
12		TYPE OF REPORTING PERSON CO

CUSIP No. 89675K102	Page 4 of 10 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HARVEY SANDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 354,578
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 354,578
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,578 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 89675K102	Page 5 of 10 Pages

SCHEDULE 13G

Item 1.	(a)	Name of Issuer: Triple Crown Media, Inc. (the "Issuer")

	(b)	Address of Issuer’s Principal Executive Offices: 725A Old Norcross Rd, Lawrenceville, GA 30045

Item 2.

1.	(a)	Name of Person Filing: Harvey Sandler Revocable Trust

	(b)	Address of Principal Business Office, or if None, Residence: c/o Sandler Enterprises, Inc., 21170 N.E. 22nd Court, North Miami Beach, Florida 33180

	(c)	Citizenship: Harvey Sandler Revocable Trust is a trust organized under the laws of the State of Florida.

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 89675K102

2.	(a)	Name of Person Filing: The Harvey and Phyllis Sandler Foundation, Inc.

	(b)	Address of Principal Business Office, or if None, Residence: c/o Sandler Enterprises, Inc., 21170 N.E. 22nd Court, North Miami Beach, Florida 33180

	(c)	Citizenship: The Harvey and Phyllis Sandler Foundation, Inc. is a corporation organized under the laws of the State of Florida.

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

CUSIP No. 89675K102	Page 6 of 10 Pages

SCHEDULE 13G

	(e)	CUSIP Number: 89675K102

3.	(a)	Name of Person Filing: Harvey Sandler

	(b)	Address of Principal Business Office, or if None, Residence: 21170 N.E. 22nd Court, North Miami Beach, Florida 33180

	(c)	Citizenship: Harvey Sandler is a United States citizen.

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 89675K102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

	1.	Harvey Sandler Revocable Trust
	(a)	Amount beneficially owned: 300,000 shares of Common Stock, $0.001 par value per share, of Triple Crown Media, Inc.
	(b)	Percent of class: 5.4%
	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 300,000 shares
(ii) Shared power to vote or to direct the vote: 0 shares
(iii) Sole power to dispose or to direct the disposition of: 300,000 shares
(iv) Shared power to dispose or to direct the disposition of : 0 shares

CUSIP No. 89675K102	Page 7 of 10 Pages

SCHEDULE 13G

	2.	The Harvey and Phyllis Sandler Foundation, Inc.
	(a)	Amount beneficially owned: 54,578 shares of Common Stock, $0.001 par value per share, of Triple Crown Media, Inc.
	(b)	Percent of class: 1.0%
	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 54,578 shares
		(ii)	Shared power to vote or to direct the vote: 0 shares
		(iii)	Sole power to dispose or to direct the disposition of: 54,578 shares
		(iv)	Shared power to dispose or to direct the disposition of : 0 shares

	3.	Harvey Sandler
	(a)	Amount beneficially owned: 354,578 shares of Common Stock, $0.001 par value per share, of Triple Crown Media, Inc.
	(b)	Percent of class: 6.3%
	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 354,578 shares (1)
		(ii)	Shared power to vote or to direct the vote: 0 shares
		(iii)	Sole power to dispose or to direct the disposition of: 354,578 shares (1)
		(iv)	Shared power to dispose or to direct the disposition of : 0 shares

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See Exhibit A for Joint Filing Agreement.

(1) Harvey Sandler is the sole trustee of the Harvey Sandler Revocable Trust and is the President of The Harvey and Phyllis Sandler Foundation Inc.  As a result, Mr. Sandler may be deemed to beneficially own the shares held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation and each of the reporting persons may be deemed to be a member of a group within the meaning of Rule 13d-5(b)(1).  The reporting persons do not admit to being members of a group and Mr. Sandler disclaims beneficial ownership of the securities held by the Harvey Sandler Revocable Trust and The Harvey and Phyllis Sandler Foundation Inc.

CUSIP No. 89675K102	Page 8 of 10 Pages

SCHEDULE 13G

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 89675K102	Page 9 of 10 Pages

SCHEDULE 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	HARVEY SANDLER REVOCABLE TRUST
	By:	/s/ Harvey Sandler
Name: Harvey Sandler Title: Sole Trustee

Date: February 13, 2009	By:	/s/ Harvey Sandler
HARVEY SANDLER

Date: February 13, 2009	THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.
	By:	/s/ Harvey Sandler
Name: Harvey Sandler Title: President

CUSIP No. 89675K102	Page 10 of 10 Pages

SCHEDULE 13D

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of TRIPLE CROWN MEDIA, INC. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the dates set forth next to the undersigned's name.

Date: February 13, 2009	HARVEY SANDLER REVOCABLE TRUST
	By:	/s/ Harvey Sandler
Name: Harvey Sandler Title: Sole Trustee

Date: February 13, 2009	By:	/s/ Harvey Sandler
HARVEY SANDLER

Date: February 13, 2009	THE HARVEY AND PHYLLIS SANDLER FOUNDATION INC.
	By:	/s/ Harvey Sandler
Name: Harvey Sandler Title: President